Exhibit 107

Calculation of Filing Fee Table

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$112,413,271(1)	0.011020%	$12,387.94(2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$112,413,271

Total Fees Due for Filing			$12,387.94

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$12,387.94

(1)

For purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (a) $1.75, the tender offer price per share of Common Stock, by (b) the sum of (i) 27,732,762 shares of Common Stock, par value $0.01 per share (the “Common Stock”), (ii) 41,000 shares of Series B Preferred Stock, par value $0.01 per share with an estimated value of $46,020,182 (the “Preferred Stock” and together with the Common Stock, the “Shares”), of Horizon Global Corporation (“Horizon”), and (iii) 10,206,146 shares subject to issuance pursuant to warrants for Common Stock. The foregoing share figures have been provided by the issuer to the offerors and are as of January 5, 2023, the most recent practicable date.

(2)

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2023, was calculated by multiplying the sum of ($46,020,182 + (37,938,908 x $1.75)) by 0.00011020.